United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale clarifies news in the media

Rio de Janeiro, March 31, 2023 – Vale S.A. (“Vale” or “Company”) informs that it was not notified of the court decision reported in the media, which would have ruled the judicial deposit in the amount of R$ 10.3 billion, divided equally between the Company and BHP Brasil, in ten installments, the first one due 40 days after the decision is published. The Company will provide an opportune statement in the proceeding regarding the decision, against which an appeal is possible.

Vale reinforces its commitment to reparation and compensation in favor of society and the environment and registers that, in compliance with the provisions of the TTAC[1], it continues to transfer funds for the Renova Foundation, an entity created together with the Public Power, for the full reparation of damage caused by the Fundão dam collapse. Until January 2023, over 410.8 thousand people had already been compensated, with over R$ 28.42 billion allocated to actions carried out by the Renova Foundation.

Gustavo Duarte Pimenta

Executive Vice-President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may contains “forward-looking statements” within the meaning of the federal securities laws. Words such as “will,” “intend,” “expect” and similar expressions identify these forward-looking statements, which include but are not limited to statements related to the UK Claims, any related damage amounts and the response of the Company to (and impact on the Company from) the UK Claims, as well as any other statements regarding future expectations, beliefs, plans, objectives, future events or performance of the Company. We caution you that these statements are not guarantees of future performance or results and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including risks related to the UK Claims and any related damages, as well as other factors identified in this cautionary note and in the risk factors of the Company’s Annual Report and any updates thereto in subsequent filings of the Company with the SEC. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update this information. Any defined terms used herein have the same meanings as such terms disclosed in the Company’s Annual Report.

[1] The Term of Transaction and Adjustment of Conduct (TTAC) defines the conditions for repairing Mariana, which is carried out by the Renova Foundation. The TTAC was signed in March 2016 by the parties involved.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 31, 2023		Head of Investor Relations